

Mail Stop 3561

June 11, 2010

Mike Murphy
President
MK Automotive, Inc.
5833 West Tropicana Avenue
Las Vegas, Nevada 89103

>   **Re: MK Automotive, Inc.**
>   **Amendment No. 2 to**
>   **Form 10**
>   **Filed May 25, 2010**
>   **File No. 000-53911**

Dear Mr. Murphy:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business, page 1

1. Please revise to clarify your statement on page two that you intend to "offer" franchises in all states. If it is your plan to have franchises opened in all states please disclose your plan for doing so in the business section. Update your Liquidity and Capital Resources section to explain the demands on liquidity that will accompany the implementation of this growth strategy, discussing the impact of anticipated costs, including regulatory costs in this expansion. Discuss the amount of funding required, the expected sources of funding and the impact on

the company if the funding cannot be obtained. Disclose the states for which you have not executed any agreement regarding the development of franchise operations. In the alternative, if it is your intention to make development agreements available for any remaining state not already covered by an area development agreement, then please so state.

2. We note your response to comment three of our letter dated May 19, 2010, and we reissue the comment. Please provide a basis to indicate that your proprietary management systems and software have implemented the systems and software best practices used by new car dealers and national retail operations. Likewise please show that your technician qualification, training, and compensation practices are governed by the same policies and procedures reflected in new car dealer and national retail operation best practices. Additionally provide a basis to indicate that your purchasing power is the same as that of new car dealers and national retail operations. Otherwise please revise.

Directors and Executive Officers, page 18

3. We note your response to comment six of our letter dated May 19, 2010. Please include the text of your response to our request regarding Item 401(e) in your prospectus disclosure.

Certain Relationships and Related Transactions, and Director Independence, page 19

4. We note your response to comment seven of our letter dated May 19, 2010. You state in your letter dated May 25, 2010 that the disclosure reflecting transactions through March 31, 2010 was "as of the most recent practicable date." Please provide more updated information with your next amendment, if practicable.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Larry Wilson
        Fax: (713) 222-0938